Zelgor Inc.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Zelgor Inc.
Boston, Massachusetts

We have reviewed the accompanying financial statements of Zelgor Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 29, 2021
Los Angeles, California

ZELGOR INC.
Balance Sheets
(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Current Assets		
Cash	$ 35,131	$ 22,295
Total Current Assets	35,131	22,295
Software development costs	649,102	78,919
Equipment, net of accumulated depreciation	789	1,141
TOTAL ASSETS	$ 685,022	$ 102,355
LIABILITIES & SHAREHOLDERS' DEFICIT		
Liabilities		
Current Liabilities		
Account payable	35,088	27,608
Accrued interest payable	186,050	160,305
Notes payable	355,000	355,000
Related party advances	76,950	38,450
Total Current Liabilities	653,088	581,363
Commitments and contingencies	-	-
Shareholders' Deficit		
Common stock, par value $.00001, 15,000,000 shares authorized; 9,392,798 and 8,641,528 issued and outstanding, respectively	94	86
Additional paid in capital	897,794	261,001
Accumulated deficit	(865,954)	(740,095)
Total Shareholders' equity (deficit)	31,934	(479,008)
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY (DEFICIT)	$ 685,022	$ 102,355

The accompanying notes are an Integral part of these financial statments

ZELGOR INC.
Statements of Operations
(Unaudited)

| | Years Ended December 31, | |
	2020	2019
Revenue	$ -	$ -
Operating expenses:		
Wages and payroll related expenses	36,823	3,322
Stock-based compensation	19,793	-
Depreciation	352	352
Legal and professional serivces	6,360	7,269
Research and development	14,700	-
General and administrative	32,086	11,807
Total Expenses	110,114	22,750
Loss from operations	(110,114)	(22,750)
Other income / (expenses)		
Other income	10,000	-
Interest expense	(25,745)	(24,173)
Total Other Expenses	(15,745)	(24,173)
Net loss before income taxes	(125,859)	(46,923)
Income tax expense	-	-
Net loss	$ (125,859)	$ (46,923)
Basic and diluted net loss per share	$ (0.01)	$ (0.01)
Basic and diluted weighted average number of outstanding shares	8,874,813	8,641,528

Accompanying notes are an integral part of these financial statements

ZELGOR INC.
Statements of Stockholders' Equity (Deficit)
(Unaudited)

	Common Shares	Common Stock, Par	Additonal Paid in Capital	Accumulated Deficit	Total Sharholders' Equity (Deficit)
Balance December 31, 2018	8,641,528	$ 86	$ 261,001	$ (693,172)	$ (432,085)
Net loss year ended December 31, 2019	-	-	-	(46,923)	(46,923)
Balance, December 31, 2019	8,641,528	86	261,001	(740,095)	(479,008)
Sales of shares of common stock	251,261	3	118,574	-	118,577
Stock-based compensation	500,000	5	518,219	-	518,224
Net loss year ended December 31, 2019	-	-	-	(125,859)	(125,859)
Balance, December 31, 2020	9,392,789	$ 94	$ 897,794	$ (865,954)	$ 31,934

Accompanying notes are an integral part of these financial statements

ZELGOR INC.
Statements of Cash Flows
(Unaudited)

	Years Ended December 31,			
	2020		**2019**	
OPERATING ACTIVITIES				
Net loss from operations	$	(125,859)	$	(46,923)
Adjustment to reconcile net loss to				
net cash used in operating activities:				
Stock for services		19,793		-
Depreciation		352		352
Changes in working capital items:				
Accounts payable		7,480		9,439
Accrued interest payable		25,745		24,173
Cash used in operating activities		(72,489)		(12,959)
INVESTING ACTIVITIES				
Software development costs		(71,752)		(30,151)
Cash used in investing activities		(71,752)		(30,151)
FINANCING ACTIVITIES				
Prceeds from related party advances		38,500		-
Proceeds from notes		-		30,000
Proceeds from the sale of common stock		118,577		-
Cash provided by financing activities		157,077		30,000
Increase (decrease) in cash during the period		12,836		(13,110)
Cash, beginning of the year		22,295		35,405
Cash, end of the year	$	35,131	$	22,295
Supplemental disclosure of cash flow information:				
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	-	$	-
Non-cash financing activities:				
Common stock issued for software development	$	498,431	$	-

Accompanying notes are an integral part of these financial statements

1. Description of Business and Summary of Accounting Principles

Description of the Organization

Zelgor Inc. ("Zelgor," "we," "our," or the "Company"), was formed as a limited liability company in the state of Delaware on February 10, 2011. We filed a certificate of conversion from a limited liability company to a corporation pursuant to section 265 of the Delaware General Corporation Law on August 3, 2012. The Company's product is a location-based game platform designed to connect epic mobile experiences with the real-world map.

Zelgor's mission is to build games that are simple to learn and difficult to master by creating epic wins that keep users playing longer. Studies show that approximately 66% of mobile gamers quit playing within 24 hours. Although most mobile games provide short-term gratification, they frequently fail to provide the feeling of immense satisfaction that comes from achieving something that you once thought impossible. We believe that both are critical to long-term success in the game space.

The financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America. The Company's fiscal year end is December 31. The Company operates from its headquarters in Boston, Massachusetts.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible. A valuation allowance has been established to eliminate the Company's deferred tax assets as it is more likely than not that none of the deferred tax assets will be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the

taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the tax authorities. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in income tax expense. The Company has determined that it had no significant uncertain tax positions requiring recognition or disclosure.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." The Company adopted the new standard utilizing a full retrospective transition method. Adoption of the new standard resulted in no changes for revenue recognition related as the Company has not yet generated revenue.

Topic 606 established that the Company recognize revenue using the following five-step model:

• Identification of the contract, or contracts, with a customer;
• Identification of the performance obligations in the contract;
• Determination of the transaction price;
• Allocation of the transaction price to the performance obligations in the contract; and
• Recognition of revenue when or as, the Company satisfies a performance obligation.

Stock-Based Compensation

The Company accounts for employee stock-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation – Stock Compensation which requires all share-based payments to employees, including the vesting of restricted stock grants to employees, to be recognized in the financial statements based on their fair values. The fair value of the equity instrument is charged directly to compensation expense and credited to common stock and capital in excess of par value during the period during which services are rendered.

The Company follows ASC Topic 505-50, formerly EITF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods and Services," for common stock issued to

consultants and other non-employees. These shares of common stock are issued as compensation for services provided to the Company and are accounted for based upon the fair market value of the common stock.

Earnings (Loss) Per Share

Earnings (loss) per share is computed by dividing net income or loss by the weighted-average number of shares outstanding. To the extent that stock options and convertible debt are anti-dilutive, they are excluded from the calculation of diluted earnings (loss) per share. See Note 9 for details of potentially dilutive securities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents during fiscal 2020 and 2019.

Equipment

Equipment expenditures are recorded at cost. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Equipment is depreciated on the straight-line method over the estimated useful lives of the assets. Equipment will be depreciated over a five-year useful life. Any construction in progress is stated at cost and depreciation will commence once the project is constructed and placed in service.

Asset Impairment

Long-lived assets, such as computer equipment and software development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company recorded no asset impairment in 2020 or 2019.

General and Administrative Expenses

General and administrative expenses include office supplies, software and other overhead expenses.

Software Development Costs

In accordance with ASC 985-20-25, *Costs of Software to Be Sold, Leased, or Marketed*, software development costs are expensed as incurred until technological feasibility and marketability has been established. Once the point of technological feasibility and marketability is reached, direct production costs (including labor directly associated with the development projects), indirect costs (including allocated fringe benefits, payroll taxes, facilities costs, and management supervision), and other direct costs (including costs of outside consultants, purchased software to be included in the software product being developed, material and supplies, and other direct costs) are capitalized until the product is available for general release to customers. Total cumulative capitalized software development costs were $649,102 and $78,919 at December 31, 2020 and 2019, respectively. $498,431 of software development costs in 2020 were attributable to the issuance of common stock, and $71,752 of software development costs in 2020 were from cash expenditures.

No amortization expense of the software development costs has been recognized given that the software has not yet been released to the general public.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimate relates to the accruals for income tax valuation allowance. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 – "Leases (Topic 842)." Under ASU 2016-02, entities will be required to recognize lease asset and lease liabilities by lessees for those leases classified as operating leases. Among other changes in accounting for leases, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. The amendments in ASU 2016-02 will become effective for nonpublic companies for fiscal years beginning after December 15, 2021, including interim periods with those fiscal

years, for public business entities. We are currently evaluating the effect of the adoption of ASU 2016-02 will have on our results of operations, financial position or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

2. **Going Concern Matters and Realization of Assets**

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has sustained recurring losses from its continuing operations and as of December 31, 2020, had negative working capital of $617,957 and an accumulated deficit of $865,954. In addition, the Company is unable to meet its obligations as they become due and sustain its operations. The Company believes that its existing cash resources are not sufficient to fund its continuing operating losses, capital expenditures, lease and debt payments and working capital requirements.

The Company may not be able to raise sufficient additional debt, equity or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives or raise additional funds could have a material adverse effect on the Company's results of operations, cash flows and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company which, in turn, is dependent upon the Company's ability to meet its financing requirements on a continuing basis, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in its existence. Management's plans include:

1. Seek to raise equity for working capital purposes and to force conversion of or pay existing debt balances. With sufficient additional cash available to the Company, it can make the additional development expenditures necessary to develop a commercially viable product and generate revenues, and consequently cut monthly operating losses.

2. Continue to develop its technology and intellectual property and look for industry partners to use or sell its product.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

3. Equipment

Equipment, net consists of the following as of December 31, 2020 and 2019

	2020	2019
Computer equipment	$ 1,761	$ 1,761
Accumulated depreciation	(972)	(620)
Equipment, net	$ 789	$ 1,141

For the years ended December 31, 2020 and 2019, depreciation expense amounted to $352 in each year. Equipment is depreciated over a five-year life.

4. Debt

Notes payable amounted to $355,000 and $355,000 at December 31, 2020 and 2019, respectively. All of the notes are past due. Notes totaling $250,000 have an interest rate of 8% per annum and notes totaling $105,000 have an interest rate of 5% per annum.

The notes payable have conversion rights into preferred stock. If a Qualified Financing occurs on or prior to the maturity date, then the outstanding principal amount of the notes payable and all accrued and unpaid interest on the notes shall automatically convert into fully paid and non-assessable shares of the preferred stock issued in such Qualified Financing at a conversion price equal to 80% of the price per share paid by the other purchasers of the preferred stock sold in the Qualified Financing. Qualified Financing is defined as a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred

stock for aggregate gross proceeds of at least $1,000,000 (including all proceeds from the incurrence of indebtedness that is converted into such preferred stock, or otherwise cancelled in consideration for the issuance of such preferred stock) with the principal purpose of raising capital. In the event of a change of control, the outstanding principal amount of all notes payable, plus all accrued and unpaid interest, in each case that has not otherwise been previously converted into equity securities, shall be due and payable immediately prior to the closing of such change of control, together with a premium equal to 50% of the outstanding principal amount to be prepaid.

The Company has not yet established a class of preferred stock and consequently, there are no additional rights or terms available to such debt holders.

The Company has received cash advances from several related parties totaling $76,950 and $38,450 as of December 31, 2020 and 2019, respectively. The advances were made with a zero percent interest rate and no maturity date.

Accrued interest payable amounted to $186,050 and $160,305 at December 31, 2020 and 2019, respectively. The Company recorded interest expense of $25,745 and $24,173 in the years ended December 31, 2020 and 2019, respectively. No cash interest payments have been made.

5. <u>Fair Value Measurements</u>

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of financial instruments on a recurring basis.

Fair Value Hierarchy

The Fair Value Measurements Topic of FASB's ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value where it is practicable to do so for financial instruments not recorded at fair value are as follows:

Cash and cash equivalents, accounts receivable, and accounts payable

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.   In general, carrying amounts approximate fair value because of the short maturity of these instruments.

Long-lived Assets

All carrying amounts of long-lived assets approximate fair value.

Debt

At December 31, 2020 and 2019, the Company's convertible debt was carried at its face value plus accrued interest. Based on the financial condition of the Company, it is impracticable for the Company to estimate the fair value of its short and long-term debt.

The Company has no instruments with significant off-balance sheet risk.

6. <u>Income Taxes</u>

Since its inception, the Company has never recorded a provision or benefit for federal and state income taxes.

As of December 31, 2020, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $624,000 expiring in the years of 2021 through 2036.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2020 and 2019 were as follows:

	2020	2019
Deferred tax assets, net:		
Net operating loss carryforwards	$ 131,000	$ 103,000
Valuation allowance	131,000	103,000
Net deferred assets	$ —	$ —

The valuation allowance increased to approximately $131,000 as of December 31, 2020, from $103,000 as of December 31, 2019, as a result of the net loss in the year ended December 31, 2020.

The following is a reconciliation of the tax provisions for the years ended December 31, 2020 and 2019 with the statutory Federal income tax rates:

	Percentage of Pre-Tax Income	
	2020	2019
Statutory Federal income tax rate	21.0%	21.0 %
Loss generating no tax benefit	(21.0)	(21.0)
Effective tax rate	—	—

The Company did not have any material unrecognized tax benefits as of December 31, 2020 and 2019. The Company does not expect the unrecognized tax benefits to significantly increase or decrease within the next twelve months. The Company recorded no interest and penalties relating to unrecognized tax benefits as of and during the years ended December 31, 2020 and 2019. The Company is subject to U.S. federal income tax, as well as taxes by various state jurisdictions. The Company is currently open to audit under the statute of limitations by the federal and state jurisdictions for the years ending December 31, 2018 through 2020.

7. Commitments and Contingencies

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a

loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2020, the Company has not accrued or incurred any amounts for litigation matters.

Leases

The Company has no leases. The headquarters is shared with another company to which our Chief Executive Officer provides part-time consulting services, and there is no expense to the Company for utilization of the space.

Contingencies

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe and the United States, and has been declared to be a pandemic by the World Health Organization. Our business plans have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2021. Our operations have adapted social distancing and cleanliness standards and we may experience delays in anticipated timelines and milestones.

8. Shareholders' Equity

The Company is authorized to issue 15,000,000 shares of its common stock, par value $0.00001. 9,392,789 and 8,614,528 shares are outstanding as of December 31, 2020 and 2019, respectively.

The Company issued 251,261 shares of common stock in the year ended December 31, 2020, in conjunction with an exempt offering under section 4(a)(6) of the Securities Act of 1933. Net proceeds received amounted to $118,577.

The Company issued 500,000 shares of its common stock in the year ended December 31, 2020, in exchange for $498,431 in software development services and $19,793 in stock-based compensation. The stock-based compensation of $19,793 was for research and development work.

$355,000 of notes payable, plus any accrued interest payable on such notes, is convertible into preferred stock at a 20% discount to the price per share that is paid by other purchasers of preferred stock sold in a qualified financing. Preferred stock is not currently authorized, and the rights and preferences of any preferred stock issued in the future shall be determined in a negotiation with an investor that desires to purchase preferred stock form the Company.

9. Loss Per Common Share

Loss per common share data was computed as follows:

	2020	2019
Net loss	$ (125,859)	$ (46,923)
Weighted average common shares outstanding	8,874,813	8,641,528
Effect of dilutive securities	—	—
Weighted average dilutive common shares outstanding	8,874,813	8,641,528
Earnings (loss) per common share – basic	$ (0.00)	$ (0.00)
Earnings (loss) per common share – diluted	$ (0.00)	$ (0.00)

All of the Company's notes payable are convertible into shares of preferred stock; however, the notes cannot be converted until certain contingencies are met. Consequently, any potentially issuable shares of common stock resulting from a note conversion have not been considered.

During the years ended December 31, 2018 and 2017, the Company granted 400,000 and 200,000 shares of common stock, respectively, that vest with a change in control or other liquidity events (an "Event"), and the Company considers it unlikely that an Event will occur. Consequently, any potentially issuable shares of common stock resulting from the possible vesting of the stock grants have not been considered in the calculation of the loss per common share.

11. **Subsequent Events**

In 2021, the Company continues to sell shares of its common stock on Netcapital Funding Portal Inc. ("Netcapital") to the public under the exemption provided by Section 4(a)(6) of the Securities Act of 1933. This exemption is known as the crowdfunding exemption, or Regulation CF. The Company has a campaign page on Netcapital's website and is offering up to 1,070,000 shares of common stock for sale at a price of $0.50 per share to generate gross proceeds of up to $535,000. The Company issued shares of common stock and received net proceed from its Regulation CF offering as follows: On January 29, 2021, the Company issued 161,544 shares for net proceeds of $76,514; on March 4, 2021, the Company issued 70,105 shares for net proceeds of $33,035; and on April 13, 2021, the Company issued 95,425 shares for net proceeds of $45,074.

The Company evaluated subsequent events through April 29, 2021. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.